Exhibit 21.1
Subsidiaries of Activant Solutions Inc.

Subsidiary	Jurisdiction
Activant Solutions Canada Limited	Canada
Activant Solutions Espana SL	Spain
Activant Solutions Ireland Ltd.	Ireland
Activant Solutions UK, Ltd.	United Kingdom
HM Coop LLC	Delaware
Internet Auto Parts, Inc.	Delaware
Activant Solutions de Mexico, S.A. de C.V.	Mexico